SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Quarter Ended March 31, 2004

MIND C.T.I. LTD.
(Translation of Registrant's Name into English)

Industrial Park, Building 7, P.O. Box 144, Yoqneam, Israel 20692
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

MIND CTI Exceeds Guidance on First Quarter Revenue and Earnings
* Sequential revenue growth of 10%
* Operating income margin of 15%
Key Highlights
  First quarter 2004 revenues were $4.0 million, a 42% increase over the first quarter of 2003.
  Sequential quarterly revenue growth of 10%.
  Net income for the first quarter was $1.34 million or $0.06 per diluted share.
  Operating income was $602 thousand, a 209% increase over the first quarter of 2003.
  8th consecutive quarter of revenue growth and improved profitability of operations.
  Second quarter 2004 guidance: Expected revenue of around $4.3 million and fully diluted EPS of $0.06.
  Five new customers around the world.

MIND C.T.I. LTD. (NASDAQ: MNDO), a leading global provider of real-time mediation, rating, billing and customer care solutions for pre-paid and post-paid voice, data and content, today announced results for the first quarter ended March 31, 2004.

Monica Eisinger, President and CEO, commented: "We are extremely pleased with our revenue growth and improved operating income. For the last eight quarters we have succeeded to increase our revenue, invest in the future and at the same time improve our net income. We have achieved another step in our plan to reach operating margins of 18% in the medium term and over 20% in the long term. Our first quarter results reflect the increase in the deal size at MIND for the billing sector and the improving environment in the enterprise sector. We believe that there is a slight current improvement in both the telecom and the enterprise market, especially thanks to the IP solutions acceptance and we are in the process of increasing our employee force to address future needs and to better support our growing customer base. We expect to see further sequential revenue growth and improved operating income."

As of March 31, 2004, we had 206 employees in our offices in the United States, Romania, China and Israel.

Financial Highlights of Q1 2004
  Revenues were $4.0 million, a 42% increase over the first quarter of 2003.
  Operating income was $602 thousand, an increase of 209% over the first quarter of 2003 and interest income was $790 thousand.
  Net income was $1.34 million or $0.06 per diluted share, compared with a net income of $833 thousand or $0.04 per share in the first quarter of 2003.
  Cash flow from operations was $1.56 million.
  Cash position decreased by $701 thousand to $44.2 million on March 31, 2004, after the annual dividend distribution, offset by the cash increase.

Sales Highlights
During the first quarter, our bookings included five new customer wins, as well as two major license upgrades:

  Sabanci Telekom, a wholly owned subsidiary of Sabanci Holding (a Turkish conglomerate with annual revenues of over $12.4 billion USD) has selected MIND to provide Billing and Customer Care for its new VoIP network..
  Inclarity, a leading communications provider in the United Kingdom has selected MIND's Billing solution for its Broadband Telephony service.
  Three new additional customers, one in Europe, one in Africa and one in Asia.
  Two major license upgrades, one at a European customer and one at an African customer.

Revenue Distribution for Q1 2004
The geographic revenue breakdown, as a percentage of total revenues, was as follows: sales in Europe represented 54%, Africa represented 10%, the Americas represented 25%, APAC represented 4% and Israel represented 7%.

Revenue from our customer care and billing software totaled $3.15 million, while revenue from our enterprise call management software was $854 thousand. The revenue breakdown from our business lines of products was $2.68 million, or 67%, from licenses, $920 thousand, or 23%, from maintenance and $410 thousand, or 10%, from services.

Conference Call Information
MIND will host a conference call on April 20, at 8:30 a.m., Eastern Standard Time, to discuss the Company's first quarter and 2004 results and other financial and business information. The call will be carried live on the Internet via www.fulldisclosure.com and the MIND website, www.mindcti.com. For those unable to listen to the live web cast, a replay will be available.

About MIND
MIND is a leading global provider of real-time mediation, rating, billing and customer care solutions for pre-paid and post-paid voice, data and content. Our customers include worldwide leading carriers servicing millions of subscribers, using our end-to-end solutions for the deployment of new services. MIND operates from offices in the United States, Europe, China and Israeli headquarters.

For financial information, reports and presentations, please visit the Investor Relations site: http://www.mindcti.com/ir

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995: All statements other than historical facts included in the foregoing press release regarding the Company's business strategy are "forward looking statements." These statements are based on management's beliefs and assumptions and on information currently available to management. Forward-looking statements are not guarantees of future performance, and actual results may materially differ. The forward looking statements involve risks, uncertainties, and assumptions, including the risks discussed in the Company's filings with the United States Securities Exchange Commission. The Company does not undertake to update any forward-looking information.

For more information please contact:
Andrea Dray
MIND CTI Ltd.
Tel: +972-4-993-6666
investor@mindcti.com

(tables to follow)

CONDENSED CONSOLIDATED BALANCE SHEETS

	March 31		December 30
	2004	2003	2003

	(Unaudited)	(Audited)
	U.S. $ in thousands

A s s e t s
CURRENT ASSETS:
Cash and cash equivalents	$5,945	$44,626	$4,391
Accounts receivable:
Trade	1,960	1,522	2,181
Other	889	923	864
Inventories	11	14	11

T o t a l current assets	8,805	47,085	7,447
LONG-TERM BANK DEPOSITS	38,227		40,482
PROPERTY AND EQUIPMENT, net of accumulated depreciation and amortization	1,508	1,320	1,182
OTHER ASSETS, net of accumulated amortization	824	933	868

T o t a l assets	49,364	49,338	49,979

Liabilities and shareholders' equity
CURRENT LIABILITIES -
accounts payable and accruals:
Trade	530	250	718
Other	3,603	2,932	2,723

T o t a l current liabilities	4,133	3,182	3,441
EMPLOYEE RIGHTS UPON RETIREMENT	1,009	841	998

T o t a l liabilities	5,142	4,023	4,439

SHAREHOLDERS' EQUITY:
Share capital	52	52	52
Additional paid-in capital	58,591	61,090	58,514
Accumulated deficit	(14,422)	(15,827)	(13,027)

T o t a l shareholders' equity	44,222	45,315	45,540

To t a l liabilities and shareholders' equity	$49,364	$49,338	$49,979

I

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended march 31		Year ended December 31
	2004	2003	2003
	(Unaudited)		(Audited)

	U.S. $ in thousands (except per share data)

REVENUES	$4,005	$2,824	$12,936
COST OF REVENUES	1,001	674	3,208

GROSS PROFIT	3,004	2,150	9,728
RESEARCH AND DEVELOPMENT EXPENSES	951	777	3,319
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES:
Selling	1,117	912	4,065
General and administrative	334	266	1,149

OPERATING INCOME (LOSS)	602	195	1,195
FINANCIAL AND OTHER INCOME - net	790	680	2,607

INCOME BEFORE TAXES ON INCOME	1,392	875	3,802
TAXES ON INCOME	51	42	169

NET INCOME	$1,341	$833	$3,633

EARNING PER SHARE
Basic	$0.06	$0.04	$0.18

Diluted	$0.06	$0.04	$0.17

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES USED IN COMPUTATION OF EARNINGS (LOSS) PER ORDINARY SHARE - IN THOUSANDS:
Basic	21,016	20,686	20,732

Diluted	21,552	20,775	21,143

II

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended march, 1		Year ended December 31,
	2004	2004	2003

	U.S. $ in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income	$1,341	$833	$3,633
Adjustments to reconcile net income or loss to net cash provided by or used in operating activities:
Depreciation and amortization	187	216	806
Accrued severance pay	11	32	189
Capital loss (gain) on sale of property and equipment - net	6	(6)	(35)
Interest accrued on long-term bank deposits	(871)	(544)	(2,159)
Changes in operating asset and liability items:
Decrease (increase) in accounts receivable:
Trade	221	504	(155)
Other	(25)	(265)	(206)
Increase (decrease) in accounts payable and accruals:
Trade	(188)	83	551
Other	880	423	214
Decrease (increase) in Inventories			3

Net cash provided by operating activities	1,562	1,276	2,841

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(470)	(146)	(499)
Amounts funded in respect of accrued severance pay	(6)	(20)	(105)
Withdrawal of long-term bank deposits	3,126		70,308
Proceeds from sale of property and equipment	1	29	109

Net cash provided by (used in) investing activities	2,651	32,038	(7,187)

CASH FLOWS FROM FINANCING ACTIVITIES :
employee stock options exercised and paid	77		354
Dividend paide	(2,736)		(2,929)

Net cash used in financing activities	(2,659)		(2,575)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	1,554	33,314	(6,921)
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	4,391	11,312	11,312

BALANCE OF CASH AND CASH EQUIVALENTS AT END OF PERIOD	$5,945	$44,626	$4,391

III

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